Simpson Thacher & Bartlett llp

425 Lexington Avenue

New York, N.Y. 10017-3954

(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
(212) 455-7433	dwilliams@stblaw.com

December 4, 2013

Mr. John Cash

Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Grupo Simec, S.A.B. de C.V. Form 20-F for year ended December 31, 2012 Filed May 15, 2013, File No. 1-11176

Ladies and Gentlemen:

On behalf of Grupo Simec S.A.B. de C.V. (the “Company”), we are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated October 24, 2013 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on May 15, 2013, pursuant to the Securities Act of 1934, as amended. For convenience of reference, we have reproduced below in italics the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the year ended December 31, 2013

26. Contingencies, page F-45

Department of Toxic Substances Control, DTSC, page F-45

1.	We have read your response to prior comment eight of our letter dated August 19, 2013. Please revise future disclosures to: quantify the penalties recommended by the technical division of the DTSC; quantify any amount accrued and/or explain why amounts have not been accrued; and update the status of your communications with DTSC, including when you expect this matter to be resolved.

As requested, in its future disclosures the Company will: quantify the penalties recommended by the technical division of the DTSC; quantify any amount accrued and/or explain why amounts have not been accrued; and update the status of its communications with DTSC, including when it expect this matter to be resolved.

Beijing	Hong Kong	Houston	London	Los Angeles	Palo Alto	São Paulo	Seoul	Tokyo	Washington, D.C.

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Please call me (212-455-7433) with any questions you may have regarding the above responses.

Very truly yours,

/s/ David L. Williams

David L. Williams

cc:    Mario Moreno Cortez

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Grupo Simec S.A.B. de C.V.

Calzada Lázaro Cárdenas 601

Colonia La Nogalera, Guadalajara,

Jalisco, México 44440

Mr. John Cash

Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Grupo Simec S.A.B. de C.V., Form 20-F for year ended December 31, 2012 Filed May 15, 2013, File No. 1-11176

Ladies and Gentlemen:

In response to the Commission’s staff’s comment letter dated October 24, 2013 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of Grupo Simec S.A.B. de C.V. (the “Company”), originally submitted on May 15, 2013 pursuant to the Securities Act of 1933, as amended, the Company confirms its acknowledgment, in connection with its responses to the comment letter that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,
GRUPO SIMEC S.A.B. de C.V.

By:	/s/ Mario Moreno Cortez
Name: Mario Moreno Cortez
Title: Coordinator of Finance